EXHIBIT 99.1


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TELEWEST COMMUNICATIONS PLC

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US GAAP FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS WITH RESPECT TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2002.

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TELEWEST COMMUNICATIONS PLC

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                      PART I: US GAAP FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------------------------------------------
                                                                                    3 MONTHS    3 MONTHS   3 MONTHS
                                                                                       ENDED       ENDED      ENDED
                                                                                   MARCH 31,   MARCH 31,  MARCH 31,
                                                                                        2002        2002       2001

                                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
                                                                                    (note 2)
REVENUE
  Cable television                                                                    $  121  (pound) 85  (pound)78
  Consumer telephony                                                                     179         126        120
  Internet and other                                                                      23          16          7
                                                                                ------------------------------------
TOTAL CONSUMER DIVISION                                                                  323         227        205
  Business Services Division                                                              94          66         62
                                                                                ------------------------------------
TOTAL CABLE DIVISION                                                                     417         293        267
  Content Division                                                                        37          26         31
                                                                                ------------------------------------
TOTAL REVENUE                                                                            454         319        298
                                                                                ------------------------------------
OPERATING COSTS AND EXPENSES
  Consumer programming expenses (including(pound)4m and(pound)nil in 2002
  and 2001, respectively, to related parties)                                             46          33         37
  Business and consumer telephony expenses                                                78          55         61
  Content expenses                                                                        23          16         19
  Depreciation                                                                           167         117        115
                                                                                ------------------------------------
  Cost of sales                                                                          314         221        232
  Selling, general, and administrative expenses (including(pound)nil and
  (pound)1m in 2002 and 2001, respectively, to related parties)                          184         129        128
  Amortization of goodwill                                                                 -           -         45

                                                                                ------------------------------------
                                                                                         498         350        405
                                                                                ------------------------------------

                                                                                ------------------------------------
OPERATING LOSS                                                                          (44)        (31)      (107)
                                                                                ------------------------------------

OTHER INCOME/(EXPENSE)
  Interest income (including(pound)nil and(pound)3m in 2002 and 2001,
  respectively, from related parties)                                                      -           -          5
  Interest expense (including amortization of debt discount)                           (173)       (121)      (111)
  Foreign exchange gain/(loss), net                                                       30          21       (21)
  Share of net profits of affiliates                                                       6           4          6
  Other, net                                                                               -           -        (1)

                                                                                ------------------------------------
LOSS BEFORE INCOME TAXES                                                               (181)       (127)      (229)

  Income tax benefit                                                                       3           2          2

                                                                                ------------------------------------
NET LOSS BEFORE EXTRAORDINARY ITEM                                                     (178)       (125)      (227)

  Extraordinary loss on extinguishment of debt                                             -           -       (15)

                                                                                ------------------------------------
NET LOSS FOR THE PERIOD AFTER EXTRAORDINARY ITEM                                       (178)       (125)      (242)
                                                                                ====================================

BASIC AND DILUTED LOSS PER ORDINARY SHARE:
  Before extraordinary item                                                         $ (0.06)(pound)(0.04)(pound)(0.08)
  After extraordinary item                                                          $ (0.06)(pound)(0.04)(pound)(0.08)

Weighted average number of ordinary shares - basic and diluted - (millions)                        2,873        2,886


See accompanying notes to the unaudited condensed consolidated financial statements.

                                       1
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              MARCH  31,    MARCH 31,     DEC. 31,
                                                                                                    2002         2002         2001
                                                                                                      $M     (POUND)M     (POUND)M
                                                                                                (note 2)                   AUDITED
ASSETS
  Cash and cash equivalents                                                                       $  130   (pound) 91   (pound) 14
  Secured cash deposits restricted for more than one year                                             28           20           20
  Trade receivables (net of allowance for doubtful accounts of(pound)17m in 2002 and
   (pound)16m in 2001)                                                                               182          128          116

  Other receivables                                                                                  145          102          112
  Prepaid expenses                                                                                    63           44           33
                                                                                             --------------------------------------
Total current assets                                                                                 548          385          295
  Investments in affiliates, accounted for under the equity method, and related receivables          788          553          547
  Property and equipment (less accumulated depreciation of(pound)1,990m in 2002 and
   (pound)1,873m in  2001)                                                                         4,965        3,486        3,473
  Goodwill (less accumulated amortization of(pound)382m in 2002 and(pound)382m in 2001)            2,695        1,892        1,892
  Inventory                                                                                          102           72           67
  Other assets (less accumulated amortization of(pound)51m in 2002 and(pound)47m in 2001)             77           54           58

                                                                                             --------------------------------------
TOTAL ASSETS                                                                                       9,175        6,442        6,332
                                                                                             ======================================

LIABILITIES AND SHAREHOLDERS' FUNDS
  Accounts payable                                                                                   222          156          109
  Other liabilities                                                                                  526          369          410
  Deferred income                                                                                    161          113          114
                                                                                             --------------------------------------
Total current liabilities                                                                            909          638          633
  Deferred tax                                                                                       158          111          113
  Debt                                                                                             7,377        5,180        4,897
  Capital lease obligations                                                                          332          233          238

                                                                                             --------------------------------------
TOTAL LIABILITIES                                                                                  8,776        6,162        5,881
                                                                                             --------------------------------------

SHAREHOLDERS' EQUITY
 Ordinary shares, 10 pence par value;
  4,300 million shares authorized and 2,873 million shares issued and outstanding                    409          287          287

 Limited voting convertible ordinary shares, 10 pence par value;
  300 million shares authorized and 82 million shares issued and outstanding                          11            8            8
 Additional paid-in capital                                                                        6,016        4,224        4,224
 Accumulated deficit                                                                             (6,023)      (4,229)      (4,104)
 Accumulated other comprehensive income                                                             (13)          (9)           37
                                                                                             --------------------------------------
                                                                                                     400          281          452

 Ordinary shares held in trust for the Telewest Restricted Share Scheme and the
  Telewest Long-Term Incentive Plan                                                                  (1)          (1)          (1)

                                                                                             --------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                           399          280          451
                                                                                             --------------------------------------

                                                                                             --------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                         9,175        6,442        6,332
                                                                                             ======================================


See accompanying notes to the unaudited condensed consolidated financial statements.

                                       2
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

----------------------------------------------------------------------------------------------------------------------------------
                                                                                               3 MONTHS     3 MONTHS     3 MONTHS
                                                                                                  ENDED        ENDED        ENDED
                                                                                              MARCH 31,    MARCH 31,    MARCH 31,
                                                                                                   2002         2002         2001
                                                                                                     $M     (POUND)M     (POUND)M
                                                                                               (note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                        $ (178)( pound)(125) (pound)(242)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities
   Depreciation                                                                                     167          117          115
   Amortization of goodwill                                                                           -            -           45
   Amortization of deferred financing costs and issue discount on Senior Discount Debentures         37           26           27
   Deferred tax credit                                                                              (3)          (2)          (2)
   Unrealized (gain)/ loss on foreign currency translation                                         (30)         (21)           21
   Non-cash accrued share-based compensation cost                                                     -            -            1
   Extraordinary loss on extinguishment of debt                                                       -            -           15
   Share of net losses of affiliates                                                                (6)          (4)          (6)

Changes in operating assets and liabilities :
   Change in receivables                                                                            (6)          (4)            3
   Change in prepaid expenses                                                                      (15)         (11)         (22)
   Change in other assets                                                                           (6)          (4)         (44)
   Change in accounts payable                                                                        80           56           27
   Change in other liabilities                                                                     (47)         (33)           48

                                                                                             -------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                                               (7)          (5)         (14)
                                                                                             -------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Cash paid for property and equipment                                                           (157)        (110)        (121)
   Additional investments in and loans to affiliates                                                (1)          (1)          (5)
   Repayment of loans made to joint ventures (net)                                                  (1)          (1)           10
   Proceeds from disposals of assets                                                                  -            -            -

                                                                                             -------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                             (159)        (112)        (116)
                                                                                             -------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments from borrowings under old credit facilities                                             -            -        (133)
   Proceeds from borrowings under new credit facilities                                             185          130          280
   Net proceeds from maturity of forward contracts                                                  105           74            -
   Proceeds from exercise of share options                                                            -            -            2
   Proceeds from issue of Accreting Convertible Notes due 2003                                        -            -           30
   Repayment of other borrowings                                                                    (1)          (1)            -
   Issue costs of Notes and credit facility arrangement costs                                         -            -            -
   Capital element of finance lease repayments                                                     (13)          (9)         (10)

                                                                                             -------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                           276          194          169
                                                                                             -------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                           110           77           39

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                     20           14           60

                                                                                             -------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                          130           91           99
                                                                                             =====================================


See accompanying notes to the unaudited condensed consolidated financial statements.

                                       3
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME

----------------------------------------------------------------------------------------------------------------------------------
                                        ORDINARY     LIMITED      SHARES   ADDITIONAL             OTHER    ACCUMULATED      TOTAL
                                            SHARES    VOTING        HELD      PAID-IN     COMPREHENSIVE        DEFICIT
                                                      SHARES    IN TRUST      CAPITAL            INCOME
                                          (POUND)M  (POUND)M    (POUND)M     (POUND)M          (POUND)M       (POUND)M   (POUND)M
                                                                                               (note 5)

BALANCE AT DECEMBER 31, 2001                   287         8         (1)        4,224                37        (4,104)        451
                                        ------------------------------------------------------------------------------------------

Net loss for the period                          -         -           -            -                 -          (125)      (125)

Current period decrease in fair value
of derivative instruments, (net)                 -         -           -            -              (46)              -       (46)

                                        ------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                       -         -           -            -              (46)          (125)      (171)
                                        ------------------------------------------------------------------------------------------

Share-based compensation cost                    -         -           -            -                 -              -          -
Shares issued under exercise of
  share options                                  -         -           -            -                 -              -          -

                                        ------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2002                      287         8         (1)        4,224               (9)        (4,229)        280

                                        ==========================================================================================



See accompanying notes to the unaudited condensed consolidated financial statements.





                                       4
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.       PRINCIPAL ACTIVITIES

         The principal activities of Telewest Communications plc ("Telewest", the "Company", "we", "our", and "us") are the provision of voice, video, data and internet services across multiple platforms and the supply of content and services to the United Kingdom ("UK") pay-television and on-line markets.

2.       BASIS OF PRESENTATION

         The unaudited, condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 as filed with the Securities and Exchange Commission ("SEC") on July 1, 2002. In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the audited financial statements and contain adjustments, all of which are of a normal recurring nature to present fairly its financial position as of March 31, 2002 and its results of operations and cash flows for the three-month periods ended March 31, 2002 and 2001. Interim results are not necessarily indicative of results for the financial year.

         The economic environment and currency in which Telewest operates is the UK, and hence its reporting currency is sterling ((pound)). Certain financial information as of and for the three-month period ended March 31, 2002 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.4242 = (pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on Thursday March 28, 2002, being the last business day before March 31, 2002. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

         The unaudited, condensed consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries (the "Group"). All significant inter-company accounts have been eliminated upon consolidation.

         The financial statements have been prepared on a going concern basis. The directors consider that the current credit facilities of the Group which were approved in March 2001, provide sufficient funding to finance its existing business plans, satisfy working capital requirements and pay interest on existing debt instruments for at least 12 months from the date of approval of the audited consolidated financial statements for the year ended December 31, 2001 (February 28, 2002).

         The Group regularly monitors its ongoing ability to draw down under the facilities, which is dependent on satisfying financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a high degree of risk, in particular the Group's ability to increase revenues in accordance with its plans.

         The Group's existing business plan and projections demonstrate that the forecast growth in business performance will be sufficient to allow the Group to continue to meet its current covenant obligations for a period of at least 12 months from the date of approval of those audited consolidated financial statements.

         The directors have considered all of these factors and they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore they have continued to adopt the going concern basis in preparing the financial statements.


                                       5
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


         The Group faces the following significant risks and uncertainties:

o        continued ability to raise finance to fund its operations;

o successful execution of its long-term business plan, which in turn will affect the Group's ability to raise further finance under the Senior Secured Facility (see below);

o the need to meet financial and other covenants relating to debt instruments which have already been issued; and

o the downgrading of the Group's corporate credit ratings and the ratings of its outstanding debt is likely to increase its cost of borrowing and may mean that it will not be able to make future borrowings.


3.       SEGMENTAL INFORMATION

         The Company applies Statement of Financial Accounting Standard No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the board of directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. We operate in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and Other, and Business Services. The Internet and Other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-television and internet markets.

         The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in our financial statements. The Company changed the structure of its segmental analysis table with effect from September 30, 2001 and certain corresponding information from the previous year has been restated to reflect the change in structure.

         The following table presents summarized financial information relating to the reportable segments for the three-month periods ended March 31, 2001 and 2000, respectively:





                                       6
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


UNAUDITED SEGMENTAL INFORMATION

                                                             3 MONTHS ENDED        3 MONTHS ENDED        3 MONTHS ENDED
                                                             MARCH 31, 2002        MARCH 31, 2002        MARCH 31, 2001
                                                                   (note 2)
                                                                                    (IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------
CABLE
------------------------------------------------------------------------------------------------------------------------
Cable television                                                    $   121            (pound) 85            (pound) 78
Consumer telephony                                                      179                   126                   120
Internet and other                                                       23                    16                     7
                                                  ----------------------------------------------------------------------
Total Consumer Division                                                 323                   227                   205
Business Services Division                                               94                    66                    62
                                                  ----------------------------------------------------------------------
THIRD PARTY REVENUE                                                     417                   293                   267
Operating costs and expenses                                          (293)                 (206)                 (212)
Depreciation                                                          (164)                 (115)                 (110)
Amortization of goodwill                                                  -                     -                  (20)
                                                  ----------------------------------------------------------------------
OPERATING LOSS                                                         (40)                  (28)                  (75)
                                                  ======================================================================
Share of net profits of affiliates                                        -                     -                     -
Investment in affiliates                                                  4                     3                     4
Additions to property & equipment                                       175                   123                   157
Goodwill                                                              1,883                 1,322                 1,380
Total assets                                                          7,393                 5,191                 5,143
------------------------------------------------------------------------------------------------------------------------
CONTENT
------------------------------------------------------------------------------------------------------------------------
Content Division                                                         43                    29                    35
Inter-segmental *                                                       (6)                   (3)                   (4)
                                                  ----------------------------------------------------------------------
THIRD PARTY REVENUE                                                      37                    26                    31
Operating costs and expenses                                           (38)                  (27)                  (33)
Depreciation                                                            (3)                   (2)                   (5)
Amortization of goodwill                                                  -                     -                  (25)
                                                  ----------------------------------------------------------------------
OPERATING LOSS                                                          (4)                   (3)                  (32)
                                                  ======================================================================
Share of net profits of affiliates                                        6                     4                     6
Investments in affiliates                                               784                   550                   777
Additions to property & equipment                                         1                     1                     1
Goodwill                                                                812                   570                 1,384
Total assets                                                          1,782                 1,251                 2,318
------------------------------------------------------------------------------------------------------------------------
TOTAL
------------------------------------------------------------------------------------------------------------------------
Cable television                                                        121                    85                    78
Consumer telephony                                                      179                   126                   120
Internet and other                                                       23                    16                     7
                                                  ----------------------------------------------------------------------
Total Consumer Division                                                 323                   227                   205
Business Services Division                                               94                    66                    62
                                                  ----------------------------------------------------------------------
Total Cable Division                                                    417                   293                   267
Content Division                                                         43                    29                    35
Inter-segmental *                                                       (6)                   (3)                   (4)
                                                  ----------------------------------------------------------------------
TOTAL REVENUE                                                           454                   319                   298
Operating costs and expenses                                          (331)                 (233)                 (245)
Depreciation                                                          (167)                 (117)                 (115)
Amortization of goodwill                                                  -                     -                  (45)
                                                  ----------------------------------------------------------------------
OPERATING LOSS                                                         (44)                  (31)                 (107)
Other expense                                                         (137)                  (96)                 (122)
Income tax benefit                                                        3                     2                     2
                                                  ----------------------------------------------------------------------
NET LOSS  (2001 BEFORE EXTRAORDINARY LOSS)                            (178)                 (125)                 (227)
                                                  ======================================================================
Share of net profits of affiliates                                        6                     4                     6
Investments in affiliates                                               788                   553                   781
Additions to property & equipment                                       176                   124                   158
Goodwill                                                              2,695                 1,892                 2,764
Total assets                                                          9,175                 6,442                 7,461
------------------------------------------------------------------------------------------------------------------------

* Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.


                                       7
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


4.       SHARE-BASED COMPENSATION COST

         Share-based compensation cost for employee share options is measured, over the period of the performance criteria for such options under "Accounting for Stock Issued to Employees" ("APB 25"), as the excess, if any, of the quoted market price of a company's shares over the amount an employee must pay to acquire the shares.

         During the three-month period ended March 31, 2002 the Company's share price continued to decrease, resulting in a net compensation charge of (pound)nil million being recorded in respect of employee share options as compared with (pound)2 million for the three-month period ended March 31, 2001. Share-based compensation cost will continue to fluctuate depending on the Company's share price movement.

5.       ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         At January 1, 2001 the Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company's balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

         For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

         For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within other comprehensive income ("OCI") until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings.

         For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. We did not, however, have any fair value hedges during the three-month periods ended March 31, 2002 and 2001.

         We discontinue hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate.

         In 2002, we had the ability to terminate in-the-money derivative contracts that fluctuate in value. In March 2002, we terminated certain of these derivative contracts netting (pound)74 million to us, and in May 2002 we realized an additional (pound)30 million.

         During the three-month period ended March 31, 2002, the Company recorded a (pound)46 million decline in fair value to cumulative OCI, consisting of a gain of (pound)4 million to short term derivative liabilities and a (pound)50 million decline to long term derivative assets. In the three-month period ended March 31, 2001, the Company recorded a (pound)31 million gain in fair value to cumulative OCI, consisting of a decline of (pound)12 million to short term derivative liabilities and a (pound)43 million gain to long term derivative assets.

         The Company hedges some of its interest rate risk and some of its foreign currency risk on its Senior Secured facility and US dollar-denominated debt instruments through the use of interest rate swaps, forward foreign exchange contracts and foreign currency swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company's exposure to movements in interest rates and the sterling/ US dollar exchange rate. The majority of the Company's derivative instruments are designated as cash flow hedges.


                                       8
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TELEWEST COMMUNICATIONS PLC
US GAAP UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


6.       ADOPTION OF SFAS 142 "GOODWILL AND OTHER INTANGIBLE ASSETS"

         In July 2001, the Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Intangible Assets" which requires that goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock". Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". For goodwill and intangible assets acquired prior to July 1, 2001, the Group adopted SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group had (pound)2,199 million of unamortized goodwill, (pound)1,892 million of which related to business combinations and (pound)307 million of which related to equity method investments. The adoption of SFAS 142 had no impact on the Company's financial position or results of operations.

         As required by SFAS 142, the standard has not been retroactively applied to the results for the period prior to adoption. A reconciliation of net loss for the three-month period ended March 31, 2002 and 2001, as if SFAS 142 had been adopted as of January 1, 2001, is presented below

                                                             3 MONTHS ENDED         3 MONTHS ENDED        3 MONTHS ENDED
                                                             MARCH 31, 2002         MARCH 31, 2002        MARCH 31, 2001
                                                                   (note 2)
                                                                         (IN MILLIONS EXCEPT FOR SHARE DATA)
-------------------------------------------------------------------------------------------------------------------------
NET LOSS
-------------------------------------------------------------------------------------------------------------------------
Reported net loss                                                  $  (178)     (pound)      (125)    (pound)      (242)
Add back amortization of goodwill                                         -                      -                    45
                                                       ------------------------------------------------------------------
Adjusted net loss                                                     (178)                  (125)                 (197)
                                                       ==================================================================

-------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET LOSS PER SHARE
-------------------------------------------------------------------------------------------------------------------------
Reported net loss per share                                       $  (0.06)      (pound)    (0.04)     (pound)    (0.08)
Add back amortization of goodwill                                         -                      -                  0.01
                                                       ------------------------------------------------------------------
Adjusted net loss per share                                          (0.06)                 (0.04)                (0.07)
                                                       ==================================================================

7.       RECENT DEVELOPMENTS

         On April 2, 2002, we agreed to dispose of our 37.95% interest in TV Travel Group Limited ("TVT") to USA Networks Inc. as part of USA Network's Inc.'s agreement to purchase TVT. This disposal was completed on May 2, 2002. The consideration for our interest in TVT (comprised of ordinary shares, preference shares and loan notes) was (pound)27.1 million after transaction costs, all to be paid in cash.

         On May 2, 2002, we announced that we were reducing our total staffing levels from approximately 10,500 to approximately 9,000. This is part of a group reorganization, which aims to streamline management and flatten reporting lines and should allow us to focus on our core businesses. In addition, our Consumer and Business Divisions, which are currently managed separately, will be merged into a single operating division, which will be serviced by a newly created Networks and Technology Division.

         Also on May 2, 2002, we filed with the SEC our unaudited financial statements for the first quarter of 2002. For the complete text of the financial statements and related press release see the Form 6-K filed by us on May 2, 2002.

         On May 14, 2002, Microsoft Corporation ("Microsoft") informed us that it was withdrawing its three non-executive directors - Henry Vigil, Salman Ullah and Dennis Durkin - from our board of directors. Microsoft holds 23.6% of our issued shares and has the right to nominate up to three representatives to the board under corporate shareholder agreements with us. Microsoft said: "At


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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


present we believe that we will be in a better position to manage our relationship with, and investment in, Telewest without board representation. Microsoft expects to continue to evaluate Telewest on an ongoing basis and, in that regard, will continue to consider, among other things, purchasing or selling Telewest securities or engaging in possible strategic transactions involving Telewest. Microsoft has no current plan regarding any such transactions, but reserves the right to change its plans at any time."

         On June 14, 2002 we announced that we had agreed to dispose of our 75.6% interest in the ordinary share capital of The Way Ahead Group Limited ("Way Ahead") to Way Ahead Finance Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, which trades as Really Useful Theatres. The consideration due to us for our interest in Way Ahead will be (pound)10 million, to be paid in cash. We intend to use the proceeds from the disposal for capital expenditure in relation to our business.

         On June 17, 2002 we announced the launch of our new 1,024kb (i.e. 1Mb) blueyonder Broadband Internet service to all of our customers across the UK. The launch follows an extensive trial with 1,500 customers. Our 1Mb service operates at speeds faster than British Telecommunications ("BT"s) broadband service and the services of ADSL providers using BT's network and is nearly 20 times faster than traditional dial-up internet access. This service is available for (pound)35.00 per month, when taken with other Telewest Broadband services, or (pound)39.99 on its own. This is a (pound)10.00 premium on our standard (i.e. 512 kb) blueyonder Broadband access.

         On June 12, 2002, Liberty Media Inc ("Liberty Media"), advised the board that they would be making a tender offer for up to 20 per cent of our outstanding non-convertible bonds. We issued a response to the tender offer on June 24, 2002 indicating that we were unable to take a position with respect to the tender offer because we were unable to determine whether the tender offer was beneficial or detrimental to the holders of such notes and debentures. On June 27, 2002, Liberty Media announced that during the first ten business days of the offer it had received acceptances (subject to the offer otherwise going unconditional) in respect of approximately 16 per cent of the bonds tendered for. It also announced it had otherwise purchased approximately 5 per cent of those bonds outside of the tender process. Prior to the tender offer, Liberty had already purchased approximately 5 per cent of the bonds subject to the tender. The tender offer is due to expire on July 11, 2002. In the tender offer document sent to holders of the subject notes, Liberty Media stated that it was doing so in order to "permit us as a creditor to participate in and influence discussion and decisions regarding any future restructuring or recapitalization of the Company".

         The offer document went on to say: "If the offer is successful, Liberty presently intends to propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company. Liberty has disclosed in general terms its intention to make such a proposal to the Company's board of directors. However, as of the date of the offer, Liberty has not determined any specific terms for a proposed restructuring". Liberty Media also stated in its offer document that the "Company is not participating in and has no responsibility for this offer".

         We have also been approached by a committee representing a significant proportion of our outstanding bonds (the "Bondholders' Committee"). The Bondholders' Committee expressed the desire to work constructively with Telewest to explore the possibility of bondholders participating in some form of reconstruction of the Company's balance sheet. We have not yet discussed any specific proposals with the Bondholders' Committee or Liberty Media.

         The directors have concluded that it is in the Company's best interests to enter into discussions with Liberty Media and the Bondholders' Committee to establish whether a proposal that would command the support of the directors is capable of being agreed. The directors will continue to explore all available options in order to arrive at a solution that is fair and equitable to all of our stakeholders. These discussions will not begin until we have obtained the necessary waivers and consents from our banks.

         Further, on July 3, 2002 Microsoft notified Liberty Media that Microsoft proposed to sell publicly all of the ordinary shares and all of the limited voting shares it owned in Telewest. Under the terms of the Relationship Agreement between Telewest, Liberty Media and Microsoft, the notification offers Liberty Media the right to purchase those shares and Liberty Media have 30 days


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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


to purchase all, but not less than all, of those shares. If Liberty Media do not exercise their right, Microsoft may sell publicly those shares for up to 90 days following the expiration of the option period.


8.       COMMITMENTS AND CONTINGENCIES

         We are party to various legal proceedings in the ordinary course of business which we do not believe will result, in the aggregate, in a material adverse effect on our financial position or results of operations.















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      PART II: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Set forth below is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2001 and 2002 based upon financial information prepared in accordance with US GAAP.

         References in this discussion to the "Group," "we," "us," and "our," are to Telewest and its consolidated subsidiaries as at, or for, the specified date or period.

CRITICAL ACCOUNTING POLICIES

         There have been no changes to our critical accounting policies since December 31, 2001, as reported in our Form 20-F filed with the SEC on July 1, 2002.

RESULTS OF OPERATIONS

THREE-MONTH PERIODS ENDED MARCH 31, 2001 AND 2002

REVENUE

         We operate in two main segments: Cable and Content. The Cable segment of our business is subdivided, for revenue purposes only, into four units: Cable Television, Consumer Telephony, Internet and other, and Business Services Division. The Content segment provides entertainment content, interactive and transactional services to the UK pay-TV and internet markets.

         Our consolidated revenue increased by (pound)21 million or 7.0% from (pound)298 million in the three-month period ended March 31, 2001 to (pound)319 million in the three-month period ended March 31, 2002. This increase was attributable to growth in our Consumer Division and Business Services Division offset by a reduction in our Content Division, mainly due to the closure or sale of non-core businesses.

         RESIDENTIAL SERVICES REVENUE (CONSUMER DIVISION)

         Residential services revenue represents a combination of cable television ("CATV") revenue, consumer cable telephony revenue and internet and other income.

         Our Consumer Division revenue increased by (pound)22 million or 10.7% from (pound)205 million for the three-month period ended March 31, 2001 to (pound)227 million for the three-month period ended March 31, 2002. This increase was attributable to an increase in customer homes connected and an increase in average monthly revenue per household, which was achieved by enhancement of our customer mix towards "triple play" subscribers, being those subscribers to CATV, telephony and broadband internet.

         Total customer homes connected increased by 69,415 or 4.0% from 1,714,074 at March 31, 2001 to 1,783,489 at March 31, 2002. The increase in homes connected resulted particularly from the impact of our blueyonder broadband high-speed internet product, the continuing success of our Active Digital services and the launch of our Talk Unlimited telephony product in May 2001 together with lower churn rates experienced throughout the twelve months ended March 31, 2002. Overall household penetration increased by 2.0 percentage points from 35.9% at March 31, 2001 to 37.9% at March 31, 2002.

         Average monthly revenue per subscriber increased by (pound)2.68 or 6.9% from (pound)38.80 in the three-month period ended March 31, 2001 to (pound)41.48, (see * below), for the three-month period ended March 31, 2002. The increase in average monthly revenue per subscriber is attributable to an increase in dual or triple penetration (i.e. the proportion of homes subscribing to any two or all three of our CATV, residential telephony and high-speed internet services), higher call volumes in residential telephony, higher subscriber revenues generated by Active Digital versus analogue television services and increases in our basic CATV price in July 2001. Dual or triple penetration, which results from the continued market acceptance of combined CATV, telephony and high-speed internet packages, grew by 3.7 percentage points to 69.9% at March 31, 2002 from 66.2% at March 31, 2001.


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         The competitive nature of the markets in which the Consumer Division operates will continue to restrict our ability to increase retail prices. Nevertheless, following price rises by our competitors, we have introduced selected price rises across our CATV, telephony and internet product range in April 2002. For example, the "starter" digital TV pack, which includes a telephone line, has risen by (pound)2.00 to (pound)11.49. Other digital basic TV packages have risen by (pound)1.50 and the monthly price of our unmetered dial-up internet service, SurfUnlimited, has risen by (pound)2.00 to (pound)12.00. Our 512kb broadband internet service, blueyonder, remains at (pound)25.00 per month. We believe that our bundled offerings still remain competitive when compared with those offered by other operators.

         CABLE TELEVISION REVENUE

         Cable television revenue increased by (pound)7 million or 9.0% from (pound)78 million for the three-month period ended March 31, 2001 to (pound)85 million for the three-month period ended March 31, 2002. The increase was principally attributable to an increase in the number of CATV subscribers connected, retail price increases introduced on July 1, 2001, and lower churn rates experienced during the year ended March 31, 2002, offset in part by lower subscriber revenues from our analogue services. As noted above, although the competitive nature of the television market will continue to restrict our ability to increase retail prices, certain increases have been introduced in April 2002.

         Total CATV subscribers connected increased by 69,696 or 5.4% from 1,288,504 at March 31, 2001 to 1,358,200 at March 31, 2002. The increase in subscribers resulted from the continuing success of Active Digital and lower churn rates experienced in the twelve-months ended March 31, 2002 compared to 2001.

         As at March 31, 2002 we had an installed base of 792,563 digital subscribers, an increase of 339,619 or 75.0% compared with 452,944 as at March 31, 2001. Active Digital, comprised of a wide array of TV and radio channels, pay-per-view movies, interactive services and TV e-mail, has been rolled out in all franchise areas, excluding the Eurobell areas and our Cabletime areas where we currently offer only analogue services. It is expected that we will begin rolling out Active Digital into our Eurobell areas in the third quarter of 2002.

         At March 31, 2002, 41.6% of all customer homes connected for CATV subscribed to our analogue CATV product and 58.4% subscribed to Active Digital. This compares with 64.8% and 35.2%, respectively, at March 31, 2001. Excluding the Eurobell areas, our Active Digital services are taken by 61.3% of our CATV subscribers compared with 38.7% for analogue subscribers. At March 31, 2002 approximately 27% of our digital households had "set-up" our TV e-mail account, and approximately 150,000 customers had purchased keyboards for use with our interactive services.

         Average monthly revenue per CATV subscriber (combined digital and analogue) increased by 3.6% from (pound)20.08 for the three-month period ended March 31, 2001 to (pound)20.80 for the three-month period ended March 31, 2002, primarily due to the increase in the number of our Active Digital subscribers and price rises across our basic packages which were introduced from July 1, 2001 (our entry package, which includes digital TV, telephone line rental, interactive services and TV e-mail, increased from (pound)9.00 to (pound)9.60 while other basic TV packages increased on average by (pound)2.00 each), offset in part by an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue for digital CATV subscribers was (pound)22.91 for the three-month period ended March 31, 2002 compared with (pound)23.54 for the three-month period ended March 31, 2001, which reflects the actively managed change in the mix between premium and basic packages. For example, approximately 81% of our Active Digital subscribers at March 31, 2002 take "basic only" packages compared to approximately 66% at March 31, 2001. Due to the higher cost of the premium channels this increase in "basic only" packages results in higher margins being achieved for our CATV products. Average monthly revenue for digital CATV subscribers at (pound)22.91 for the three-month period ended March 31, 2002 compares with (pound)18.12 for analogue subscribers.

         Product penetration increased by 1.9 percentage points from 27.0% at March 31, 2001 to 28.9% at March 31, 2002 as a result of improved customer take up of Active Digital packages and a reduction in churn throughout the year then ended. Average CATV subscriber churn improved 4.6 percentage points from 23.7% for the twelve-months ended March 31, 2001 to 19.1% for the twelve-months ended March 31, 2002. We believe that this reduction in churn is principally attributable to improved customer satisfaction with our products, services and pricing, and improvements in our customer service.


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         CONSUMER TELEPHONY REVENUE

         Consumer telephony revenue increased by (pound)6 million or 5.0% from (pound)120 million at March 31, 2001 to (pound)126 million at March 31, 2002. The increase in consumer telephony revenue was primarily due to increases in the number of residential telephony subscribers and lines, and increased average monthly revenues, partially due to the success of our telephony product Talk Unlimited, introduced in May 2001.

         The number of residential subscribers increased by 79,178 or 5.1% from 1,556,337 at March 31, 2001 to 1,635,515 at March 31, 2002 and the number of residential lines increased by 51,203 or 3.0% from 1,721,063 at March 31, 2001 to 1,772,266 at March 31, 2002. The increases in the number of residential telephony subscribers and residential lines resulted from the impact of the take-up of Talk Unlimited and a decrease in subscriber churn both leading to higher product penetration.

         Talk Unlimited, which was launched in May 2001, is the only 24-hour flat-rate unmetered residential voice service available for local and national calls in the UK and accounted for 252,501 subscribers or 15.4% of our total telephony subscribers at March 31, 2002. This service is charged at a flat rate of (pound)25.00 per month including digital television and is successful in attracting new subscribers to our products.

         Average subscriber churn improved by 3.2 percentage points from 19.4% for the twelve-months ended March 31, 2001 to 16.2% for the twelve-months ended March 31, 2002. This subscriber churn rate is the lowest rolling twelve-month rate we have ever recorded for telephony churn. We believe this reduction in churn is principally attributable to improved customer satisfaction with our products, services and pricing, and improvements in our customer service.

         Consumer telephony product penetration increased to 34.8% as at March 31, 2002 compared with 32.6% as at March 31, 2001. Second line penetration decreased from 10.6% as at March 31, 2001 to 8.4% as at March 31, 2002, in part due to price increases for second lines during the twelve-months ended March 31, 2002 and the migration of dial-up internet subscribers to our blueyonder broadband internet service.

         Average monthly revenue per line increased by (pound)0.69 or 3.1% from (pound)22.54 for the three-month period ended March 31, 2001 to (pound)23.23, (see * below), for the three-month period ended March 31, 2002. Similarly, average monthly telephony revenue per subscriber increased by (pound)0.30 or 1.2% from (pound)24.97 for the three-month period ended March 31, 2001 to (pound)25.27, (see * below), for the three-month period ended March 31, 2002. Although average call volumes increased by approximately 11% year on year, our average revenue per minute decreased by approximately 4% over the same period. While we benefited from a new increased price structure known as "3-2-1-Free" and a growing number of calls made to mobile operators, boosting telephony revenue per minute, these factors were more than offset by the effects of price competition on our telephony charges and a change in the mix of calls made by our telephony subscribers, particularly the increases in the percentage of calls, which has increased by approximately 34% year on year, made to Internet Service Providers ("ISPs") at lower rates (or at no charge in the case of our own blueyonder SurfUnlimited subscribers) and free cable-to-cable local calls.

         (* In our first quarter's earnings release, filed on Form 6-K on May 2, 2002, we included in the calculations of three of the 2002 average monthly revenue figures certain indirect access revenues, amounting to (pound)2.6 million, from Eurobell that had not been previously included in those calculations. This represents revenues from BT's residential telephony customers who have their calls routed through our Eurobell network. The effect of including these revenues was that our average monthly revenue per residential subscriber, average monthly revenue per residential telephony line and average monthly revenue per residential telephony subscriber were increased in that earnings release by (pound)0.49, (pound)0.49 and (pound)0.53, respectively. The first quarter's average monthly revenue figures used in the above discussion have been presented on a basis comparable with prior periods. This change in calculation had no effect on reported revenues, subscriber numbers or any other operating or financial statistics and indirect access revenues will not be included in future calculations).


         INTERNET AND OTHER REVENUE

         Internet and other revenue, which arises wholly in our Consumer Division, increased by (pound)9 million or 128.6% from (pound)7 million in the three-month period ended March 31, 2001 to (pound)16 million in the three-month period ended March 31, 2002. This increase is due primarily to an increase in


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internet income which increased by (pound)8 million to (pound)14 million in the three-month period ended March 31, 2001 from (pound)6 million in the three-month period ended March 31, 2000.

         Dial-up internet subscribers to our blueyonder SurfUnlimited product, the UK's first un-metered internet access service, together with our blueyonder pay-as-you-go metered internet service increased by 54,876 or 20.3% from 270,231 at March 31, 2001 to 325,107 at March 31, 2002.

         We began re-marketing our high-speed internet service for home personal computers, "blueyonder broadband internet," on a national basis from the start of 2001. The number of blueyonder broadband internet subscribers increased by 107,284 from 18,616 at March 31, 2001 to 125,900 at March 31, 2002. With the
exception of our Eurobell and Cabletime areas, we now have full coverage across all of our regions.

         We charge either (pound)33.00 per month for our 512kb blueyonder broadband internet on a stand-alone basis or (pound)25.00 if it is purchased in addition to our CATV and/or telephony services. As such, our blueyonder broadband internet customers significantly contribute to the growth in our average monthly revenue and 69.9% of our blueyonder broadband internet customers also take both cable television and telephony services from us. These "triple-play" customers have an average monthly revenue of approximately (pound)68.00.

         Other revenues are derived from the sales of cable publications and contributed (pound)2 million of revenues in the three-month period ended March 31, 2001 compared with (pound)1 million in the three-month period ended March 31, 2000.

         BUSINESS SERVICES REVENUE (BUSINESS DIVISION)

         Business Services Division revenue increased by (pound)4 million or 6.5% from (pound)62 million for the three-month period ended March 31, 2001 to (pound)66 million for the three-month period ended March 31 2002. This increase is attributable to increases in sales of voice and data services primarily to Small to Medium-Sized Enterprises ("SMEs") and increased revenues contributed by our Carrier Services Unit, offset by a decrease in average monthly revenue per line from our business customers. Excluding our Carrier Services Unit, revenues increased by (pound)2 million or 3.8% from (pound)53 million for the three-month period ended March 31, 2001 to (pound)55 million for the three-month period ended March 31, 2002.

         Our Carrier Services Unit, which provides our fiber optic National Network to other carriers and operators, thereby exploiting our fixed network investment by providing new revenues at higher margins, contributed (pound)11 million of revenue for the three-month period ended March 31, 2002 compared with (pound)9 million for the three-month period ended March 31, 2001. Revenues from this unit tend to be derived from a relatively small number of high value, short and long-term contracts and can therefore fluctuate from period to period.

         Average monthly revenue per line decreased by (pound)5.31 or 11.3% from (pound)46.98 for the three-month period ended March 31, 2001 to (pound)41.67 for the three-month period ended March 31, 2002 due to increased competition in the marketplace.

         The increase in the sale of voice and data services resulted primarily from an increase in the number of business customers accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 6,576 accounts or 9.8% from 67,042 at March 31, 2001 to 73,618 at March 31, 2002. Business telephony lines increased by 53,043 lines or 13.3% from 399,079 at March 31, 2001 to 452,122 at March 31, 2002.

         During 2001, we launched our high-speed broadband internet service for small businesses, blueyonder workwise, which reached 2,400 subscribers by March 31, 2002. In August 2001 we introduced the first hosted Microsoft Exchange service by any network operator in Europe. This service is available through the blueyonder workwise portal and had achieved approximately 4,100 sales by March 31, 2002.

         CONTENT DIVISION REVENUE

         Our Content Division's net revenue decreased by (pound)5 million or 16.1% from (pound)31 million for the three-month period ended March 31, 2001 to (pound)26 million for the three-month period ended March 31, 2002. These revenues are after eliminating inter-divisional trading between Flextech and


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Telewest of (pound)4 million in 2001 and (pound)3 million in 2002. Before elimination of this inter-divisional trading, the Content Division's revenue decreased by (pound)6 million or 17.1% from (pound)35 million for the three-month period ended March 31, 2001 to (pound)29 million for the three-month period ended March 31, 2002.

         The three-month period ended March 31, 2001 included revenues from HSNDI and Screenshop, which were either closed down or sold during 2001. It also included a substantial Government grant payment in respect of the set-up of Living Health, our broadband interactive TV health service and was the last quarter before BSkyB's analogue switch-off, which has affected revenues from the sale of spare analogue transponder capacity. The revenue from all these items was (pound)6 million for the three-month period ended March 31, 2001 compared to less than (pound)1 million for the three-month period ended March 31, 2002.

         Our Content Division's subscription revenue increased marginally in the three-month period ended March 31, 2002 over the corresponding period last year and its share of the revenue of UKTV (our joint venture with BBC Worldwide) increased by (pound)1 million or 6.3% from (pound)16 million for the three-month period ended March 31, 2001 to (pound)17 million for the three-month period ended March 31, 2002. These increases resulted primarily from an increase in the number of homes which receive programming from our Content Division by 0.6 million or 6.0% from 10 million homes at March 31, 2001 to 10.6 million at March 31, 2002, offset in part by lower subscription rates from Sky Digital subscribers.

         Advertising revenue, within total Content Division's revenue and including our share of UKTV's advertising revenue, increased by 0.6% during the three-month period ended March 31, 2002 over the three-month period ended March 31, 2001. Our share of total United Kingdom TV advertising revenues increased from 3.2% for the three-month period ended March 31, 2001 to 3.6% for the three-month period ended March 31, 2002, an increase during a period which was marked by an overall decline in UK television national advertising revenue of 10% compared to the previous year. Our share of basic pay-television viewing fell from 23.5% in the three-month period ended March 31, 2001 to 20.0% in the three-month period ended March 31, 2002 due primarily to increased competition in the multi-channel market.

OPERATING COSTS AND EXPENSES

         Our operating costs and expenses, before depreciation and amortization, decreased by (pound)12 million or 4.9% from (pound)245 million in the three-month period ended March 31, 2001 to (pound)233 million in the three-month period ended March 31, 2002 due to reduced consumer programming expenses, business and consumer telephony expenses, and content expenses partially offset by a small increase in selling, general and administrative costs.

         Consumer programming expenses decreased by (pound)4 million or 10.8% from (pound)37 million for the three-month period ended March 31, 2001 to (pound)33 million for the three-month period ended March 31, 2002, representing 14.2% of total operating costs before depreciation and amortization for the three-month period ended March 31, 2002 compared with 15.1% for the three-month period ended March 31, 2001. Decreased consumer programming expenses were principally the result of lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations with certain programmers for content contracts, offset by increased costs of programming for our digital packages, which have more channels than their analogue counterparts. As a percentage of CATV revenues, programming expenses decreased from 47.4% for the three-month period ended March 31, 2001 to 38.8% for the three-month period ended March 31, 2002.

         Business and consumer telephony expenses decreased by (pound)6 million or 9.8% from (pound)61 million for the three-month period ended March 31, 2001 to (pound)55 million for the three-month period ended March 31, 2002, representing 23.6% of total operating costs before depreciation and amortization for the three-month period ended March 31, 2002 compared with 24.9% for the three-month period ended March 31, 2001. These costs are principally payments to third-party network providers for terminating calls that originate on our networks (i.e. interconnection charges). As a percentage of consumer telephony and Business Services Division's revenues, telephony expenses decreased from 33.5% for the three-month period ended March 31, 2001 to 28.6% for the three-month period ended March 31, 2002. These decreases resulted principally from increased telephony penetration and the resulting increase in volume of


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traffic terminating on our network and was in part offset by the increase in the proportion of our total traffic terminating on mobile networks or third-party ISPs where interconnection charges result in higher unit termination costs.

         The Content Division's cost of sales decreased by (pound)3 million or 15.8% from (pound)19 million for the three-month period ended March 31, 2001 to (pound)16 million for the three-month period ended March 31, 2002, representing 6.9% of total operating costs before depreciation and amortization for the three-month period ended March 31, 2002 compared with 7.8% for the three-month period ended March 31, 2001. The Content Division's cost of sales consists principally of amortization costs of programming shown on its TV channels, direct costs associated with its advertising revenues, and costs of products sold through its web and transactional services.The Content Division's cost of sales was 61.5% of the Content Division's revenues for the three-month period ended March 31, 2002 compared with 61.3% for the three-month period ended March 31, 2001.

         Selling, general and administrative expenses ("SG&A") which include, among other items, salary and marketing costs, increased marginally by (pound)1 million or 0.8% from (pound)128 million in the three-month period ended March 31, 2001 to (pound)129 million in the three-month period ended March 31, 2002. This increase primarily reflected the increase in employment costs due to an increase in headcount between March 31, 2001 and 2002 and the increased expense associated with the marketing of our broadband and digital products and was partially offset by decreases in other overhead expenses as we achieve cost efficiencies across the Group. SG&A increased as a percentage of total operating costs before depreciation and amortization from 52.2% in the three-month period ended March 31, 2001 to 55.4% in the three-month period ended March 31, 2002. After capitalization to related property and equipment, staff costs increased to (pound)67 million for the three-month period ended March 31, 2002 from (pound)63 million for the three-month period ended March 31, 2001, reflecting an increase of some 200 employees on a base of approximately 10,300 as at March 31, 2001. This increase in employees reflects the continuing focus on customer service and staffing requirements to support high-speed internet and digital television services offset in part by a reduction in the use of contractors for installation.

         Total labor and overhead costs capitalized in connection with new subscriber installations and enhancement to our networks increased by (pound)2 million or 4.3% from (pound)47 million for the three-month period ended March 31, 2001 to (pound)49 million for the three-month period ended March 31, 2002. The level of capitalized labor and overhead costs increased primarily as a result of increases in installations of our Active Digital services in 2002 and our growing subscriber base.

         Depreciation expense increased by (pound)2 million or 1.7% from (pound)115 million for the three-month period ended March 31, 2001 to (pound)117 million for the three-month period ended March 31, 2002. The increase is primarily attributable to the increased capital expenditure associated with the roll-out of Active Digital and high-speed internet products.

         Under SFAS 142, effective from January 1, 2002, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized under SFAS 142 but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18. Accordingly, there was no charge for amorization of goodwill in the three-month period ended March 31, 2002 compared to a charge of (pound)45 million in the three-month period ended March 31, 2001. No impairment resulted from the initial adoption of SFAS 142 on January 1, 2002.

OTHER INCOME/(EXPENSE)

         Other expense, net of income, decreased by (pound)26 million or 21.3% from (pound)122 million for the three-month period ended March 31, 2001 to (pound)96 million for the three-month period ended March 31, 2002. This consisted primarily of the movement of (pound)42 million from net foreign exchange loss at March 31, 2001 to net foreign exchange gain at March 31, 2002, offset by increased net interest expense of (pound)15 million over the corresponding periods.

         Interest expense increased by (pound)10 million or 9.0% from (pound)111 million for the three-month period ended March 31, 2001 to (pound)121 million for the three-month period ended March 31, 2002, primarily as a result of the additional interest expense incurred under our bank facilities with respect to additional borrowing to fund the roll-out of digital television and high-speed internet products and general working capital.


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         In the three-month period ended March 31, 2002, foreign exchange gains, net, of (pound)21 million compared with foreign exchange losses of (pound)21 million in the three-month period ended March 31, 2001. Under SFAS 133 these gains and losses arose principally from re-translating those of our US dollar-denominated Debentures and Notes which did not qualify for hedge accounting and the marking of their associated derivative instruments to market value.

         Interest income was (pound)5 million in the three-month period ended March 31, 2001 compared with (pound)nil in the three-month period ended March 31, 2002.

         Our share of net profits of our affiliated companies, accounted for under the equity method of accounting, was (pound)4 million for the three-month period ended March 31, 2002 compared with (pound)6 million for the three-month period ended March 31, 2001. Our principal affiliated companies include UK Gold Holdings Limited, UK Channel Management Limited, SMG plc ("SMG"), TV Travel Group Limited, (subsequently disposed of in April 2002) and Blueyonder Workwise Limited.

         Other losses, net, amounting to (pound)1 million in the three-month period ended March 31, 2001, arose as a result of the disposal of certain investments. There was nothing recorded as other losses in the three-month period ended March 31, 2002.

         Following the replacement of our old senior secured credit facility and the Flextech facility during the three-month period ended March 31, 2001, we recorded an extraordinary loss of (pound)15 million due to the write-off of the bank facility fees which were being deferred and written-off over the life of those facilities.

LIQUIDITY AND CAPITAL RESOURCES

         We have a number of unused sources of liquidity. As of March 31, 2002, these sources include the ability to access (pound)639 million committed but undrawn amounts under the Senior Secured Facility. The Senior Secured Facility also permits us to access up to (pound)105 million under the Institutional Tranche and an additional (pound)223 million in vendor financing, but current market conditions and the recent downgrading of our corporate credit ratings may mean that we are not able to access these sources.

         In 2002, we had the ability to terminate in-the-money derivative contracts that fluctuate in value. In March 2002, we terminated certain of these derivative contracts, netting (pound)74 million to us, and in May 2002, we realized an additional (pound)30 million. This cash is currently held by us as a further source of liquidity.

         The Group also has a number of assets that could be sold, however, no assurance can be given that buyers can be found for such assets, or, if found, that the consideration offered for such assets would justify their sale.

         Notwithstanding the sources of liquidity discussed above, the downgrading of our corporate credit ratings and the ratings of our outstanding debt is likely to increase our cost of borrowing and may mean that we are not able to make future borrowings.

         Since our initial public offering in 1994, we have financed the capital costs of our network construction, our operations and our investments in General Cable PLC ("General Cable"), Birmingham Cable Corporation Limited ("Birmingham Cable"), Cable London PLC ("Cable London"), Flextech, Eurobell and in affiliated companies, primarily from:

o the proceeds of the initial public offering of our ordinary shares ((pound)414 million, net of fees);

o the issuance in September 1998 of ordinary shares as partial funding for the General Cable merger ((pound)241 million);

o the issuance in November 1999 of ordinary shares under a rights issue to fund the Cable London acquisition ((pound)416 million);

o the issuance to Deutsche Telekom ("DT") in November 2000, January 2001 and May 2001, respectively, of an aggregate of(pound)254 million Accreting Convertible Notes due 2003 as consideration for its 100% interest in Eurobell;

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o        the issuance in October 1995 of $300 million principal amount of Senior
         Debentures due 2006 and $1,537 million principal amount at maturity of Senior Discount Debentures due 2007;

o the issuance in November 1998 of $350 million principal amount of Senior Notes due 2008;

o the issuance in February 1999 of(pound)300 million principal amount of Senior Convertible Notes due 2007;

o the issuance in April 1999 of(pound)325 million principal amount at maturity and $500 million principal amount at maturity of Senior Discount Notes due 2009;

o the issuance in January 2000 of $450 million principal amount at maturity of Senior Discount Notes due 2010 and(pound)180 million principal amount and $350 million principal amount of Senior Notes due 2010;

o        the issuance in July 2000 of $500 million Senior Convertible Notes due
         2005;

o borrowings under the Senior Secured Facility and Institutional Tranche (as described below), (an aggregate of (pound)1,490 million outstanding at March 31, 2002);

o the raising of a net(pound)33 million loan, secured by a charge over our shares in SMG; and

o        cash from operations.

         Where appropriate, we also use vendor financing. At March 31, 2002, obligations under these vendor financing arrangements amounted to (pound)277 million, (pound)233 million in respect of finance leasing to fund the purchase of certain equipment and (pound)44 million of finance provided by vendor companies, respectively, compared with (pound)241 million and (pound)17 million, respectively, at March 31, 2001.

         We face the following significant risks and uncertainties:

o        continued ability to raise finance to fund our operations;

o successful execution of our long-term business plan, which in turn will affect our ability to raise further finance under the Senior Secured Facility (see below);

o the need to meet financial and other covenants relating to debt instruments; and

o the downgrading of our corporate credit ratings and the ratings of our outstanding debt is likely to increase our cost of borrowing and may mean that we are not able to make future borrowings.

         For the three-month period ended March 31, 2002, we had a net cash outflow from operating activities of (pound)5 million compared with (pound)14 million for the three-month period ended March 31, 2001.

         We incurred a net cash outflow from investing activities of (pound)112 million for the three-month period ended March 31, 2002 compared with (pound)116 million for the three-month period ended March 31, 2001, a decrease of (pound)4 million or 3.4%. Capital expenditure accounted for (pound)111 million of the total in 2002 compared with (pound)120 million in 2001. See "Capital Expenditure" below.

         Net cash provided by financing activities totalled (pound)194 million for the three-month period ended March 31, 2002 compared with (pound)169 million for the three-month period ended March 31, 2001. For the three-month period ended March 31, 2002, net cash provided by financing activities consisted primarily of (pound)130 million drawdowns from our Senior Secured Facility and (pound)74 million realized on termination of certain US dollar/pound sterling exchange rate hedging arrangements. Net cash provided by financing activities for the three-month period ended March 31, 2001 included the repayment on March 16, 2001 of (pound)810 million and (pound)122 million under our old senior secured credit facility and the Flextech facility, respectively, with a drawdown from our new Senior Secured Facility. In connection with our acquisition of Eurobell, on January 15, 2001, DT remitted a cash payment of (pound)30 million to Eurobell and we issued an additional Accreting Convertible Note for the same amount.

                                       19
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         We anticipate that our principal uses of cash in the future will be to fund operating losses and capital expenditure, to make appropriate investments and to service debt. Although we expect to continue to incur operating losses, we anticipate that they will begin to reduce as we realize the expected benefits of our roll-out of digital television and high-speed internet services which we believe will increase product penetration, increase revenue per customer in our residential, business and content markets, and achieve the cost-efficiencies of delivering these services over our owned broadband network. We also expect to have significant capital needs in the future. Nevertheless, with the majority of our network construction complete and substantially all network upgrades necessary for delivery of telephony and digital services complete, we anticipate that our capital expenditure will be largely driven by connecting new subscribers and the launch of new products, and consequently, will vary depending upon the take-up of our services. In May 2002, we announced a plan to reduce operating costs through such measures as divisional reorganization and head count reductions and to reduce capital expenditures by delaying or cancelling non-core projects such as video-on-demand.

         We anticipate that our principal sources of funds in the future will be cash flow from operating activities, proceeds from bank facilities, additional vendor financing, if available, the strategic sale of assets and cash in hand. Our future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs or capital expenditure and/or lower than anticipated revenues. Our actual costs, capital expenditure and revenues will depend on many factors, including, inter alia, consumer demand for voice, video, data and internet services, the impact on our business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to British Telecommunications plc's telephony services, and the continued downward pressure on telephony margins.

         In addition, we continuously review possibilities for accelerating our delivery of bundled broadband services via a range of existing and new distribution platforms and, as part of that strategy, we may acquire one or more companies or their assets. Although the primary consideration for such acquisitions may be our ordinary shares, we may also elect to fund such acquisitions with the cash proceeds from indebtedness or cash flow from operating activities. Any such acquisition could increase our funding requirements.

         As of March 31, 2002, we had cash balances of (pound)91 million (excluding (pound)12 million that is restricted as to use to providing security for leasing obligations and (pound)8 million that is on deposit guaranteeing a temporary overdraft of an affiliated company). As of March 31, 2002 we had (pound)639 million available to be drawn down under our Senior Secured Facility.

         Following the Flextech merger in April 2000, we had two separate bank facilities:

o        we were party to a(pound)1.5 billion senior secured credit facility;
         and

o Flextech and its subsidiaries were party to a(pound)200 million senior secured credit facility.

         On March 16, 2001, we entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks (the "Senior Secured Facility Banks") for (pound)2 billion. The terms of the loan agreement governing the Senior Secured Facility also allowed us to raise a further (pound)250 million from institutional investors (the "Institutional Tranche") and raise a further (pound)500 million of vendor financing. The first drawdown under this new facility was used to repay our old senior secured credit facility and the Flextech facility, noted above. On October 17, 2001, GE Capital Structured Finance Group Limited, an affiliate of GE Capital, lent us (pound)125 million as part of the additional (pound)250 million Institutional Tranche. Additionally, on March 12, 2002, we announced that we had secured a further (pound)20 million of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc. As at March 31, 2002, (pound)277 million of vendor financing had been incurred.

         Borrowings under the Senior Secured Facility are secured on our assets, including partnership interests and shares of subsidiaries, and bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the new facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. Our ability to borrow under the Senior Secured Facility


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and the Institutional Tranche is subject to, among other things, our compliance with the financial and other covenants set forth in the loan agreement governing that facility and failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable. We were in compliance with these covenants as of March 31, 2002 and as of today and expect to be in compliance for at least 12 months from the date of approval of our audited consolidated financial statements for the year ended December 31, 2001 (February 28, 2002).

         We regularly monitor our ongoing ability to draw down under the facilities, which is dependent on satisfying the financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a degree of risk, in particular, our ability to increase revenues in accordance with our plans. If we were unable to remain compliant with our covenants (or to meet our debt service obligations), we could attempt to restructure or refinance some or all of our existing indebtedness or to seek additional funding. We cannot assure you, however, that we would be able to do so on satisfactory terms, if at all. The downgrading of our credit ratings in March and April 2002 may mean that we are not able to make future borrowings. A restructuring of our debt could take the form of a debt-for-equity swap, which may result in severe dilution for existing shareholders at the time of the swap.

         We believe we have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of our audited consolidated financial statements (February 28, 2002). As a result of our debt obligations maturing beginning in late 2003 and uncertainty as to our ability to satisfy those obligations, we are currently considering alternative options to stabilize our medium and longer term liquidity position. We and our auditors review from time to time our ability to meet our obligations going forward and to continue in operational existence, and we will undertake such a review in connection with the preparation of our interim financial statements for the six months ending June 30, 2002. We cannot now determine what our position will be with respect to future financial statements.

         Although we believe that our current credit facilities are satisfactory to meet our funding requirements going forward for at least 12 months from the date of approval of our financial statements for the year ended December 31, 2001, (February 28, 2002) and that our actual net funding requirements and net operating cash flows will not differ significantly from those currently anticipated, we cannot assure you that this will be the case. Differences may result from higher than anticipated costs and capital expenditure and/or lower than anticipated revenues. To the extent that differences arise, such differences could require us to request waivers from the Senior Secured Facility Banks to prevent breaching certain covenants in the Senior Secured Facility and/or to obtain additional financing and/or to amend or refinance our bank facilities. Such waivers and/or new financing and/or amendments or refinancings may not be available on acceptable terms, if at all. Our inability to obtain the requisite waivers and/or to obtain additional financing and/or to amend or refinance our bank facilities may result in a default under our Senior Secured Facility and could result in a default under the indentures that govern our high yield and convertible debt securities.

         We may from time to time choose to repurchase our outstanding debt securities for cash and/or in exchange for equity securities, in open market purchases or privately negotiated transactions. Such repurchases or exchanges will depend on, among other things, prevailing market conditions and our liquidity requirements. The amounts of repurchased or exchanged debt securities may be material.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         Our contractual obligations and commercial commitments as of March 31, 2002 are summarized in the table below:


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                             PAYMENTS DUE BY PERIOD
                             ----------------------

                                                                    LESS THAN 1                                          AFTER 5
CONTRACTUAL OBLIGATIONS                                 TOTAL              YEAR        1-3 YEARS       4-5 YEARS           YEARS
-----------------------                                 -----              ----        ---------       ---------           -----
                                                     (POUND)M          (POUND)M         (POUND)M        (POUND)M        (POUND)M
Long-term debt..................................       5,180                59              292           2,217           2,612
Capital lease obligations.......................         276                47              102              76              51
Operating leases................................          33                 3                9               6              15
Unconditional purchase obligations..............         551               551                -               -               -
Other long-term obligations.....................           9                 5                4               -               -
------------------------------------------------ ------------- ----------------- ---------------- --------------- ---------------
Total contractual obligations...................       6,049               665              407           2,299           2,678
------------------------------------------------ ------------- ----------------- ---------------- --------------- ---------------

         The following table includes information about our commercial commitments as of March 31, 2002. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the balance sheet:

                   AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                   ------------------------------------------

                                                TOTAL AMOUNTS          LESS THAN                                         AFTER 5
OTHER COMMERCIAL COMMITMENTS                        COMMITTED             1 YEAR        1-3 YEARS        4-5 YEARS         YEARS
----------------------------                        ---------             ------        ---------        ---------         -----

                                                     (POUND)M           (POUND)M         (POUND)M         (POUND)M      (POUND)M

Guarantees..................................              27                 12                4                -            12
-------------------------------------------- ----------------- ------------------ ---------------- ---------------- -------------


         We have no other contractual or commercial commitments.


CAPITAL EXPENDITURE

         Additions to property and equipment in the three-month period ended March 31, 2002 totalled (pound)124 million, a decrease of (pound)33 million or 21.0% from (pound)157 million for the three-month period ended March 31, 2001. Our capital expenditure has primarily funded the construction of local distribution networks and our National Network, capital costs of installing customers, and enhancing the network for new product offerings. The additions in the three-month period ended March 31, 2002 were principally a result of network upgrades and new subscriber installations in connection with our roll-out of digital television and high-speed internet services. At March 31, 2002 our broadband network, including Eurobell, was capable of providing 78% of the homes in our franchises with both cable television and cable telephony services.

         We have substantially completed all network upgrades necessary for delivery of our digital television and high-speed internet services. Consequently, we anticipate that capital expenditures associated with our existing and currently planned services will be largely driven by connecting new subscribers and the launch of new products, and will vary depending upon the take-up of our services. Capital expenditure in the first quarter of 2002 at (pound)124 million is in line with management guidance of (pound)500 million to (pound)550 million for the the full year to December 31, 2002.

         Included in the table of contractual obligations shown above is a total of (pound)21 million relating to capital expenditure authorized by us for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of our business. In addition, and also included in the table, we have contracted to buy (pound)8 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than 1 year.



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US GAAP ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS
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QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         MARKET RISK

The principal market risks to which we were exposed during the three-month period ended March 31, 2002 (and which have not changed from previous periods) were:

         o        interest rate changes on variable-rate, long-term bank debt;
                  and

         o foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

         From time to time we use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

         In March and May 2002, we terminated certain foreign currency derivative contracts as described below. This will increase our exposure to foreign exchange fluctuations in respect of the principal on bonds no longer hedged.

         INTEREST RATE RISK

         Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under current senior bank facilities principally through interest rate swaps. Our interest rate swaps provide for payments by us at a fixed rate of interest (ranging from 5.475% to 7.355%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from December 31, 2003 to March 31, 2005. The aggregate amount outstanding under the senior bank facilities at March 31, 2002 was (pound)1.49 billion and the aggregate notional principal amount of the hedging arrangements was (pound)850 million, leaving an unhedged amount of (pound)640 million at March, 31 2002.

         FOREIGN CURRENCY EXCHANGE RISK

         At March 31, 2002, certain of our fixed-rate debt instruments were denominated in US dollars. We have entered into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. These derivative instruments comprise foreign currency swaps and a series of foreign exchange forward contracts. Our objective in using foreign currency derivative financial instruments is to limit the impact of foreign exchange rate changes on our interest and principal payments under our US dollar-denominated debt by choosing hedging instruments to achieve our desired foreign exchange hedge at the lowest cost available.

         We hold derivative financial instruments solely to hedge specific risks and do not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on our future interest payments and principal payments under our US dollar-denominated debt. We typically use forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other such dates where we may, at our option, redeem the instruments before maturity.

         We discontinue using hedge accounting for derivative financial instruments when it is determined that:

         o the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item;

         o        the derivative instrument expires or is sold;

         o the derivative instrument is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur;

         o a hedged firm commitment no longer meets the definition of a firm commitment; or

         o our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate.


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         Our results may be materially influenced by future exchange rate movements should we discontinue the use of hedge accounting, since such derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be re-translated at the spot rate of exchange. In addition, cancellation or redemption of the derivative financial instruments would increase our exposure to foreign currency exchange rate risk on our US dollar-denominated debt.

         We had foreign currency swaps and forward contracts hedging our principal and interest exposures totalling in aggregate (pound)2.0 billion at March 31, 2002.

         In March 2002, we terminated certain US dollar/pound sterling exchange rate hedging arrangements with a notional amount of $950 million ((pound)655 million); termination of these arrangements netted (pound)74 million to us. A further (pound)30 million was realized by us in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a notional amount of $367 million ((pound)253 million). These cash proceeds are held as available liquidity. On April 2, 2002 $560 million ((pound)390 million) of hedging arrangements matured and was replaced with $350 million ((pound)246 million) of forward foreign exchange contracts. Together these transactions have reduced our foreign currency swaps and forward contracts hedging our principal and interest exposures to an aggregate to date of approximately (pound)1.6 billion after exchange rate differences, which represents approximately 50% of our US dollar-denominated debt.

         QUANTITATIVE DISCLOSURE OF MARKET RISK

         The analysis below presents the sensitivity of the market value, or fair value, of our financial instruments to selected changes in market rates and prices. The changes chosen represent our view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated fixed-rate long-term debt is also based on market quotations obtained from independent third-party financial institutions.

         The hypothetical changes in fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company specific performance.

        The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.


         INTEREST RATE RISK

         The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities:


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
                                                                          MARCH 31, 2002                    MARCH 31, 2001
                                                                          --------------                    --------------

                                                                     FAIR VALUE     HYPOTHETICAL       FAIR VALUE   HYPOTHETICAL
                                                                     ----------        CHANGE IN       ----------      CHANGE IN
                                                                                      FAIR VALUE                      FAIR VALUE
                                                                                      ----------                      ----------
                                                                      (POUND)M          (POUND)M        (POUND)M        (POUND)M
Interest rate swaps................................................      (21.7)             15.0           (43.9)           19.1
Fixed rate debt....................................................   (1,880.2)           (60.8)        (3,220.8)        (160.1)

         Any movement in fair values of our interest rate swaps will not result in any immediate change to our interest expense as these contracts are accounted for as hedges. Based on our variable rate debt outstanding at March 31, 2002 after taking into account our derivative instruments, we estimate that a one-percentage point change in interest rates would not currently have a material impact on our net interest expense.

         FOREIGN CURRENCY EXCHANGE RATE RISK

         The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate:

                                                                           MAR 31, 2002                      MAR 31, 2001
                                                                           ------------                      ------------

                                                                     FAIR VALUE     HYPOTHETICAL       FAIR VALUE   HYPOTHETICAL
                                                                     ----------        CHANGE IN       ----------      CHANGE IN
                                                                                      FAIR VALUE                      FAIR VALUE
                                                                                      ----------                      ----------
                                                                      (POUND)M          (POUND)M        (POUND)M        (POUND)M

US dollar-denominated long-term debt...............................   (1,281.6)          (142.4)        (2,401.6)        (266.8)
Foreign currency swap..............................................        17.9             22.4             19.1           21.0
Foreign exchange forward contracts.................................        78.0            116.5            114.2          269.1


         The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the dollar-denominated long-term debt at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

         Movements in the fair values of the foreign currency swap and foreign exchange forward contracts would result in a corresponding charge or credit to our statement of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

         SFAS 143 ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

          In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group is required to adopt this standard from January 1, 2003. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

         SFAS 145 RESCISSION OF FASB STATEMENTS 4, 44 AND 64, AMENDMENT OF FASB 13, AND TECHNICAL CORRECTIONS

         In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections". SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amrndment of SFAS 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS 145 will not have a material impact on our consolidatred financial statements.


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SIGNIFICANT SHAREHOLDINGS

         On June 15, 2000, AT&T Corporation ("AT&T") and MediaOne Group, Inc. ("MediaOne") announced that they had completed their merger, and MediaOne had become a subsidiary of AT&T. AT&T had previously reported that it had agreed with the European Commission that, as part of the European Union's approval of the AT&T/MediaOne merger, MediaOne's interest in us would be sold. In addition, MediaOne had entered into an agreement with certain subsidiaries of Microsoft whereby those subsidiaries would purchase MediaOne's shareholding in us. Following clearance by the European Commission for this agreement to proceed, Microsoft subsidiaries acquired approximately 21.7 per cent of MediaOne's 22.98 per cent share-holding in us on July 7, 2000, bringing Microsoft's total holding to approximately 23.6 per cent of our outstanding issued share capital.

         On May 3, 2001 we were notified by Liberty Media of an increase in its shareholding in us as a result of the purchase of a further 20 million of our shares. When combined with the shareholdings of Microsoft and MediaOne, with whom Liberty Media is presumed to be acting in concert for the purposes of the City Code on Take-overs and Mergers, this takes the combined Liberty Media, Microsoft and MediaOne concert party (the "Concert Party") shareholding back over 50% of our total issued shares.

         Prior to the Flextech merger, the Concert Party collectively owned over 50% of our total issued shares. Following the Concert Party's dilution to just below 50% as a result of that merger, the Concert Party was permitted under the City Code to purchase, prior to close of business on May 4, 2001, up to 1% of our share capital without incurring any obligation to extend a full offer to all shareholders. The recent acquisition of our shares by Liberty Media increases the Concert Party's holding in us from 49.4% to 50.1% within the timeframe permitted.

         Prior to the increase in its shareholding, Liberty Media re-designated 20 million ordinary shares (equal to the number of additional ordinary shares purchased) as limited voting shares. As a result, the Concert Party's overall shareholding remains below 50% of the issued ordinary shares, above which level a change of control for the purposes of our debt securities might otherwise have resulted.

         Following the re-designation and purchases, the shareholdings of Liberty Media, Microsoft and MediaOne were and remain at 25.2%, 23.6% and 1.3%, respectively.

         On June 12, 2002, Liberty Media, advised the board that they would be making a tender offer for up to 20 per cent of our outstanding non-convertible bonds. We issued a response to the tender offer on June 24, 2002 indicating that we were unable to take a position with respect to the tender offer because we were unable to determine whether the tender offer was beneficial or detrimental to the holders of such notes and debentures. On June 27, 2002, Liberty Media announced that during the first ten business days of the offer it had received acceptances (subject to the offer otherwise going unconditional) in respect of approximately 16 per cent of the bonds tendered for. It also announced it had otherwise purchased approximately 5 per cent of those bonds outside of the tender process. Prior to the tender offer, Liberty had already purchased approximately 5 per cent of the bonds subject to the tender. The tender offer is due to expire on July 11, 2002. In the tender offer document sent to holders of the subject notes, Liberty Media stated that it was doing so in order to "permit us as a creditor to participate in and influence discussion and decisions regarding any future restructuring or recapitalization of the Company".

         The offer document went on to say: "If the offer is successful, Liberty presently intends to propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company. Liberty has disclosed in general terms its intention to make such a proposal to the Company's board of directors. However, as of the date of the offer, Liberty has not determined any specific terms for a proposed restructuring". Liberty Media also stated in its offer document that the "Company is not participating in and has no responsibility for this offer".

         We have also been approached by a committee representing a significant proportion of our outstanding bonds (the "Bondholders' Committee"). The Bondholders' Committee expressed the desire to work constructively with Telewest to explore the possibility of bondholders participating in some form of reconstruction of the Company's balance sheet. We have not yet discussed any specific proposals with the Bondholders' Committee or Liberty Media.

          The directors have concluded that it is in the Company's best interests to enter into discussions with Liberty Media and the Bondholders' Committee to establish whether a proposal that would command the support of the


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US GAAP ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS
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directors is capable of being agreed. The directors will continue to explore all available options in order to arrive at a solution that is fair and equitable to all of our stakeholders. These discussions will not begin until we have obtained the necessary waivers and consents from our banks.

         By virtue of its 25.2% equity holding Liberty Media is entitled to appoint three representatives to our board of directors and has a number of special rights pursuant to a shareholder-approved Relationship Agreement. In view of the developments discussed above, a number of corporate safeguards have been put in place to ensure that the directors are able to operate impartially and in the best interests of the Company and all of its stakeholders. It has been agreed that none of the Liberty Media-nominated directors will participate in any board or board committee deliberations relating to any proposals for the reorganisation of the Company's balance sheet; an executive management team has been instructed and authorised by the board to conduct the detailed evaluation, development and negotiation of any proposals for the reorganisation of the Company's balance sheet and all alternatives thereto, (the executive management team will comprise the Group Chief Executive, the Group Finance Director and the Group Strategy Director and General Counsel, and the Company's Chairman will have a detailed day-to-day involvement in the work of the management team who will report to the board (excluding the Liberty Media-nominated directors) on a regular basis); and, as the directors are particularly conscious that any reconstruction proposals might involve an actual or perceived conflict between the interests of different stakeholders, for instance, shareholders, bondholders, banks, trade creditors, management and employees, they have established a committee to review any actual or perceived conflict and to make appropriate recommendations to the full board (excluding the Liberty Media-nominated directors), (on this committee are the Company's Chairman and the three other independent non-executive members of the board).

         Further, on July 3, 2002 Microsoft notified Liberty Media that Microsoft proposed to sell publicly all of the ordinary shares and all of the limited voting shares it owned in Telewest. Under the terms of the Relationship Agreement between Telewest, Liberty Media and Microsoft, the notification offers Liberty Media the right to purchase those shares and Liberty Media have 30 days to purchase all, but not less than all, of those shares. If Liberty Media do not exercise their right, Microsoft may sell publicly those shares for up to 90 days following the expiration of the option period.






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                                    * * * * *

   SAFE HARBOR STATEMENT UNDER THE US PRIVATE SECURITIES LITIGATION REFORM ACT
                                     OF 1995

         The discussion above includes certain statements that are, or may be deemed to be, forward-looking statements within the meaning of the US securities laws. These forward-looking statements, by their nature, involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

         There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to: our ability to raise additional financing, our ability to refinance our indebtedness and our ability to continue to service our outstanding indebtedness; our ability to access liquidity under our bank facility, which will require our compliance with certain covenants that require continued growth in our business; the extent to which consumer demand for voice, video, data and internet services increases; the extent to which SMEs accept cable telephony services as an alternative to those of competing service providers such as BT; the extent to which we are able to adapt to, and compete with, new and emerging technologies including Asynchronous Digital Subscriber Line technology; the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment; the extent to which consumer preference develops for purchasing goods and services on the internet and/or using interactive television over other methods of purchasing such goods and services; the extent to which consumers accept cable telephony as a viable alternative to telephony services provided by BT; the extent to which we are successfully able to compete with mobile network operators; the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices; our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment; our ability to penetrate markets and respond to changes or increases in competition; our ability to compete with other ISPs; our ability to compete against digital television service providers, including British Sky Broadcasting Group plc and any successor to ITV Digital (formerly ONdigital, a joint venture between Carlton Communications plc and Granada Group plc) by increasing our digital services customer base, and the impact of our aggressive digital services marketing campaign on our results of operations and liquidity; our ability to have an impact on, or respond to, new or changed government regulation; our ability to manage growth and expansion; our ability to improve operating efficiencies, including through cost reductions; our ability to maintain and upgrade our network in a cost-efficient and timely manner; adverse changes in the price or availability of telephony interconnection or cable television programming; disruptions in supply of programming, services and equipment; and the extent to which consumer preference develops for, or shifts away from, content developed and distributed by Flextech (our Content Division).






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